SECURITIE 04002658 SSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 46323

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING January 1, 2003 (MM/DD/YY) AND ENDING December 31, 2003 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Capital Resource Planning Corp.

OFFICIAL USE ONLY

FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

524 East 5th Street
(No. and Street)

Brooklyn, NY 11218
(City) (State) (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Ben Englander 718-435-1716
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Weintraub, Abraham G.
(Name – *if individual, state last, first, middle name*)

1322 54th Street Brooklyn, NY 11219
(Address) (City) (State) (Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 24 2004
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

SEC 1410 (06-02)

OATH OR AFFIRMATION

I, Ben Englander, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Capital Resource Planning Corp., as of December 31, 20 03, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

Title

Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☒ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☒ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

****For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

CAPITAL RESOURCE PLANNING CORP.

FINANCIAL STATEMENTS

DECEMBER 31, 2003 AND 2002

<u>CONTENTS</u>

ABRAHAM G. WEINTRAUB
CERTIFIED PUBLIC ACCOUNTANT
1322 54TH STREET
BROOKLYN, NEW YORK 11219
(718) 851-7204

To the Stockholder of
Capital Resource Planning Corp.

INDEPENDENT AUDITOR'S REPORT

We have audited the accompanying balance sheet of Capital Resource Planning Corp. as of December 31, 2003 and 2002 and the related statements of income and retained earnings and cash flows for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Capital Resource Planning Corp. as at December 31, 2003 and 2002, in conformity with accounting principles generally accepted in the United States of America.

Certified Public Accountant

Brooklyn, New York
February 23, 2004

CAPITAL RESOURCE PLANNING CORP.
BALANCE SHEET
AS AT DECEMBER 31, 2003 AND 2002

ASSETS

	2003	2002
CURRENT ASSETS		
Cash	$ 3,324	$ 10,024
Money Market Funds	9,728	9,664
TOTAL ASSETS	$ 13,052	$ 19,688

LIABILITIES AND STOCKHOLDERS' EQUITY

	2003	2002
LIABILITIES		
None		
STOCKHOLDERS' EQUITY		
Common Stock – No Par Value – 2000 shares authorized; 100 shares issued and outstanding	$ 8,000	$ 8,000
Paid in capital	2,000	2,000
Retained Earnings	3,052	9,688
Total Stockholder's Equity	13,052	19,688
TOTAL LIABILITIES AND STOCKHOLDER'S EQUITY	$ 13,052	$ 19,688

See accompanying notes to financial statements

CAPITAL RESOURCE PLANNING CORP.
STATEMENT OF INCOME AND RETAINED EARNINGS
FOR THE YEARS ENDED DECEMBER 31, 2003 AND 2002

	2003	2002
INCOME		
Revenues		
Commission Income	$ 3,123	$ 4,029
Expenses		
Operating and administrative	5,623	3,249
Operating Income (Deficit)	(2,500)	780
Dividend Income	64	169
Income (Loss) before income taxe	(2,436)	949
Provision for income taxes	100	100
Net Income (Loss)	(2,536)	849
RETAINED EARNINGS		
Beginning of the year	9,688	20,389
Distributions	(4,100)	(11,550)
End of the year	$ 3,052	$ 9,688

See accompanying notes to financial statements

CAPITAL RESOURCE PLANNING CORP.
STATEMENT OF CASH FLOWS
FOR THE YEARS ENDED DECEMBER 31, 2003 AND 2002

	2003	2002
Operating activities		
Net Income (Loss)	$ (2,600)	$ 680
Adjustments to reconcile net income to net cash provided by operating activities		
Cash distributions to shareholder	4,100	11,550
Net cash provided by operating activities	(6,700)	(10,870)
Financing Activities		
Transfer from Money Market Funds	-0-	9,000
Net (decrease) in cash	(6,700)	(1,870)
Cash, beginning of year	10,024	11,894
Cash, end of year	$ 3,324	$ 10,024

See accompanying notes to financial statements

CAPITAL RESOURCE PLANNING CORP.
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2003 AND 2002

1. Significant Accounting Policies

Description of Business

Capital Resource Planning Corp. was incorporated in 1993 in the State of New York and is engaged in the business of being a mutual funds dealer. Its accounting and reporting policies conform to generally accepted accounting principles and general practice within the industry.

Income Taxes

The Company has elected to be taxed as a Small Business Corporation, pursuant to the Internal Revenue Code and New York State statutes. As a result of this election, the income of the Company is taxable to its stockholder. Accordingly, no provision for Federal income taxes and only a small provision for New York State income taxes is included in the accompanying financial statements.

CAPITAL RESOURCE PLANNING CORP. 12/31/03

ACCOUNTANT'S REPORT ON MATERIAL INADEQUACIES

No material inadequacies existed in the accounting system or internal control.

Broker does not clear or receive any customer securities so no safeguards are required.

CAPITAL RESOURCE PLANNING CORP. 12/31/03

RECONCILIATION OF MATERIAL DIFFERENCES IN NET CAPITAL

RECONCILIATION

Per Unaudited Report			
Allowable Assets and Net Capital			$13,000
Per Audited Report			
Allowable assets – cash		$ 3,324	
-- investment	9,728		
haircut @ 7%	(681)	9,047	
Net Capital per Audited Report			12,371
Excess of unaudited capital over audited capital as at December 31, 2003			$ 629

THERE IS NO MATERIAL DIFFERENCE BETWEEN THE AUDITED COMPUTATION OF NET CAPITAL AND THE FILED FOCUS REPORT AT DECEMBER 31, 2003.

CAPITAL RESOURCE PLANNING CORP. 12/31/03

COMPUTATION OF NET CAPITAL

Allowable Assets		
Cash		$ 3,324
Money Market Funds	$ 9,728	
Less: 7% haircut	681	9,047
NET CAPITAL		$12,371

CAPITAL RESOURCE PLANNING CORP. 12/31/02

STATEMENT OF CHANGES IN STOCKHOLDER'S EQUITY

Balance, beginning of period	$19,688
Net Income for year	(2,536)
Distributions to shareholder	(4,100)
Balance, end of period	$ 13,052